SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 10, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Reports Second Quarter 2009 Results.

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2009 RESULTS

— SUBSCRIBER BASE INCREASES BY 41,000 IN Q2 2009

— Q2 2009 EBITDA1 MARGIN2 OF 37.9%

— DIVIDEND DECLARED OF NIS 1.49 PER SHARE FOR THE
SECOND QUARTER OF 2009

Q2 2009 Highlights (compared with Q2 2008)3

—	Total Revenues: NIS 1,514 million (US$ 386 million), a decrease of 1.6%

—	Service Revenues: NIS 1,360 million (US$ 347 million), a decrease of 0.7%

—	Operating Profit: NIS 434 million (US$ 110 million), a decrease of 2.9%

—	Net Income: NIS 288 million (US$ 73 million), an increase of 2.1%

—	EBITDA: NIS 574 million (US$ 146 million), an increase of 1.8%

—	EBITDA [1] Margin [2]: 37.9% of total revenues compared with 36.6%

—	Free Cash Flow [4]: NIS 233 million (US$ 59 million), a decrease of 62.6%

—	Subscriber Base: 41,000 net additions in the quarter, to reach 2.944 million, including 1.102 million 3G subscribers

—	Dividend Declared: NIS 1.49 (38 US cents) per share or ADS (in total approximately NIS 230 million or US$ 59 million) for Q2 2009

[1]	For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below (p11)

[2]	Equivalent to 42.2% of service revenues in Q2 2009, compared with 41.2% of service revenues in Q2 2008

[3]	On January 1, 2009, the Company adopted the International Financial Reporting Standards ("IFRS"), replacing the previous reporting standard of US GAAP. Comparative data for 2008 have been restated to retrospectively reflect the application of IFRS as from January 1, 2008. See further explanations in the press release of May 21, 2009.

[4]	Cash flows generated from operating activities, net of cash flows used for investing activities

Rosh Ha’ayin, Israel, August 10, 2009 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the second quarter of 2009. Partner reported total revenues of NIS 1.5 billion (US$ 386 million) in Q2 2009, EBITDA of NIS 574 million (US$ 146 million), and net income of NIS 288 million (US$ 73 million).

Commenting on the quarter’s results, Partner’s CEO, Mr. David Avner, said:

“I am very satisfied with our operational and financial performance, which demonstrates our focus on the realization of the Company’s short-term objectives and long-term strategy. This quarter, we have recruited 41,000 new subscribers, a very strong achievement and the direct result of our continuous efforts to improve our distribution channels in the private sector, our service quality and strengthen our relationship with our customers.”

“As part of our strategy to put customers at the center of attention, Partner strives to continuously launch new initiatives that will improve service experience. Towards the end of the first quarter, we completed most of the implementation of our new company-owned contact centers across the country, and opened the most advanced, centralized, handset repair laboratory whose goal is to enhance subscriber satisfaction and increase productivity.”

“Our efforts to invest in the relationship with our customers were rewarded this quarter with the appreciation of our customers as well as the many awards we were granted. Once again our brand “orangeTM” has been elected the leading telecom brand in Israel for the seventh consecutive year by Globes, the daily business newspaper. Among other prizes we received, are the best workplace in the telecommunications industry and the “gold brand” from the daily newspaper Yediot Ha’acharonot. These unprecedented records are mainly a result of Partner’s focus on service quality. “

“Partner also continues to strengthen its position as a comprehensive telecommunication operator, making satisfying advancements in our new sectors of activities, ISP and fixed telephony. In these areas, as in our core cellular business, we aim to provide our customers with a unique user experience, offering innovative features and services for an unmatched value proposition. During the ramp-up period we also intend to integrate additional company-owned sales channels in order to leverage our broad interface with our customers. These activities are one of the foundations of the Company’s future growth and a major opportunity to differentiate ourselves from competition. “

“I would like to conclude by mentioning the announcement made by our parent company, Hutchison Telecommunications International Limited in early July, regarding a possible sale of its indirect equity interests in Partner. In this connection, I take this opportunity to thank Partner’s management for their focus on the business during this period.”

Mr. Avner concluded: “We look at the future with confidence, as the strong assets built by the Company over the last decade will enable Partner to continue to grow and drive value to our shareholders in the years to come.”

Key Financial and Operational Parameters

	Q2 2008	Q2 2009	Q2'09 vs Q2'08

Revenues (NIS millions)	1,539	1,514	(1.6)%

Operating Profit (NIS millions)	447	434	(2.9)%

Net Income (NIS millions)	282	288	2.1%

Cash flow from operating activities net of investing
activities (NIS millions)	623	233	(62.6)%

EBITDA (NIS millions)	564	574	1.8%

Subscribers (end of period, in thousands)	2,846	2,944	3.4%

Quarterly Churn Rate (%)	4.4	3.9	(0.5)

Average Monthly Usage per Subscriber (minutes)	368	364	(1.1)%

Average Monthly Revenue per Subscriber (NIS)	157	151	(3.8)%

Financial Review

Net revenues in Q2 2009 were NIS 1,514 million (US$ 386 million), a decrease of 1.6% from NIS 1,539 million in Q2 2008.

Service revenues totaled NIS 1,360 million (US$ 347 million), a decrease of 0.7% from NIS 1,370 million in Q2 2008. The decrease primarily reflects the impact of the lower roaming activity, as well as lower voice revenues resulting from the reduction in the billing interval from 12 second intervals to single second intervals mandated by the Ministry of Communications from January 1, 2009 and competitive market conditions which continue to put downward pressure on the outgoing voice tariff. The negative impacts on revenues were partially offset by a growth in total network minutes reflecting the approximate 3.4% increase in the subscriber base and an increase in the weight of post-paid subscribers with higher than average levels of usage, as well as increases in content and data revenues and revenues from non-cellular services.

Revenues from content and data services excluding SMS totaled NIS 131 million (US$ 33 million) in Q2 2009 or 9.6% of service revenues, an increase of 13.9% compared with NIS 115 million or 8.4% of service revenues in Q2 2008 5.

SMS services revenues in Q2 2009 were NIS 89 million (US$ 23 million), an increase of 14.1% compared with Q2 2008, and the equivalent of 6.5% of service revenues in Q2 2009, compared with 5.7% in Q2 2008.

Gross profit from services totaled NIS 583 million (US$ 149 million) in Q2 2009, representing a decrease of 5.4% from NIS 616 million in Q2 2008. The decrease reflects the lower service revenues, as well as a 3.1% increase in the cost of service revenues, reflecting the additional costs associated with the new fixed line services, and additional depreciation in the amount of approximately NIS 18 million resulting from capitalized handset sales costs from the beginning of 2009. The handset sales costs are capitalized over a period of 18 months from purchase. The increase in cost of service revenues was partially offset by lower roaming costs due to the fall in roaming activity.

[5]	Content and data revenues for Q2 2008 have been reclassified to conform to the current year presentation. The company does not consider the changes material.

Equipment revenues in Q2 2009 were NIS 154 million (US$ 39 million), a decrease of 8.9% from NIS 169 million in Q2 2008. The decrease in revenues reflects the capitalization of those handset sales subsidies where the conditions for capitalization under IFRS were met 6, partially offset by an increase in the number of transactions and an increase in the revenue per transaction due to the higher proportion of 3G sales compared with 2G sales. Equipment revenues were reduced by approximately NIS 66 million due to the capitalization of handset sales subsidies in Q2 2009.

The gross profit from non-capitalized equipment sales in Q2 2009 was NIS 7 million (US$ 2 million), compared to a gross loss on equipment sales of NIS 24 million in Q2 2008. The movement to gross profit from equipment sales reflects the net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in Q2 2009 in the amount of approximately NIS 53 million, partially offset by a larger number of transactions.

Total gross profit was NIS 590 million (US$ 150 million) in Q2 2009, representing a marginal decrease of 0.2% from NIS 592 million in Q2 2008.

Selling, marketing, general and administration expenses in Q2 2009 decreased by 1.2% compared with Q2 2008, from NIS 173 million to NIS 171 million (US$ 44 million). This largely reflects the net impact of the capitalization in Q2 2009 of sales commissions under IFRS in the amount of approximately NIS 5 million, partially offset by the additional costs related to the launching and operating of the new ISP and fixed telephony initiatives.

Overall, operating profit was NIS 434 million (US$ 110 million) in Q2 2009, compared with NIS 447 million in Q2 2008, a decrease of 2.9%. This mainly reflects the lower gross profit, as well as a decrease of 46.4% in other income derived from deferred interest income on handset payment installment plans from NIS 28 million in Q2 2008 to NIS 15 million in Q2 2009.

[6]	Whilst the financial statements have been prepared on the basis of the application of IFRS as from January 1 2008, the capitalization of subscriber acquisition and retention costs (including relevant handset revenues) only began on January 1 2009, the first period in which the conditions for capitalization as described in the relevant accounting policy were fulfilled.

Quarterly EBITDA in Q2 2009 totaled NIS 574 million (US$ 146 million), the equivalent of 42.2% of service revenues and 37.9% of total revenues. This represents an increase of 1.8% compared with NIS 564 million or 41.2% of service revenues and 36.7% of total revenues in Q2 2008. Excluding the impact of capitalization of handset sales in Q2 2009 and other income, EBITDA less other income would have been NIS 501 million in Q2 2009, a decrease of 6.5% compared to NIS 536 million in Q2 2008. This decrease is mostly attributed to the impact of the ramp-up cost of our new ISP and fixed telephony initiatives in Q2 2009 in the amount of approximately NIS 25 million for the quarter and the reduction in roaming revenues.

Finance costs, net in Q2 2009 were NIS 48 million (US$ 12 million), a decrease of 14.3% compared with NIS 56 million in Q2 2008. The decrease primarily reflects lower linkage expenses to due the lower CPI level.

Q2 2009 net income totaled NIS 288 million (US$ 73 million), an increase of 2.1% from NIS 282 million in Q2 2008.

Basic earnings per share or ADS, was NIS 1.87 (48 US cents) in Q2 2009, based on the average number of shares outstanding during the quarter, an increase of 3.9% from NIS 1.80 in Q2 2008.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows used for investing activities totaled NIS 233 million (US$ 59 million) in Q2 2009, a decrease of 62.6% compared with NIS 623 million in Q2 2008. The decrease largely reflects the one-time effect in Q2 2008 of the introduction of the factoring of handset revenues which increased quarterly operating cash flow in the amount of approximately NIS 194 million, and initiatives that were taken to reduce the working capital and cash flow volatility.

In addition, cash flows used for investing activities increased by 33.8% from NIS 151 million to NIS 202 million. The increase in cash flows used for investing activities is a result of both of an increase in investments in fixed assets and the capitalization of handset sales costs under IFRS. Investments in tangible fixed assets increased on a cash flow basis by 19.8% from NIS 126 million in Q2 2008 to NIS 151 million in Q2 2009 reflecting additional investments in the new fixed line services and in our fiber optics network. The Company’s guidance for the annual level of investment in tangible fixed assets remains unchanged. Cash flows used for the acquisition of intangible assets increased from NIS 5 million in Q2 2008 to NIS 63 million in Q2 2009 primarily as a result of the capitalization of handset sales costs under IFRS.

Dividend

The Board has approved the distribution of a dividend for Q2 2009 of NIS 1.49 (38 US cent) per share (in total approximately NIS 230 million or US$ 59 million) to shareholders and ADS holders of record on September 30, 2009. The dividend is expected to be paid on October 13, 2009. For the first half of 2009, the dividend declared totaled NIS 467 million, compared to NIS 395 million declared for the first half of 2008, representing an increase of approximately 18%. This increase is a result of the transition from US GAAP to IFRS.

Operational Review

In Q2 2009, the Company added approximately 41,000 net new subscribers to its subscriber base, to raise the active subscriber base to approximately 2,944,000 by quarter-end. The subscriber base includes approximately 2,174,000 postpaid subscribers (73.8% of the base) and 770,000 prepaid subscribers (26.2% of the base). The quarterly churn rate decreased in Q2 2009 to 3.9% from 4.4% in Q2 20087.

[7]	Adjusted following a restatement in Q3 2008 of approximately 10,000 subscribers effective from the end of Q2 2008.

Approximately 1,102,000 subscribers were subscribed to the 3G network. Total market share at the end of the quarter is estimated to be approximately 31.7%.

Average minutes of use per subscriber (“MOU”) were 364 minutes in Q2 2009, compared with 368 minutes in Q1 2008. The decrease is driven by the effect of a special campaign in the first months of number portability that offered new and upgrading subscribers a significant number of free minutes for a period of 12 months. Excluding the impact of the free minutes, MOU would have increased in Q2 2009 by approximately 1% compared with Q1 2009, in line with previous expectations.

The average revenue per user (“ARPU”) was NIS 151 (US$ 39) in Q2 2009, a decrease of approximately 3.8% from NIS 157 in Q2 20088. The decrease primarily reflects lower roaming revenues, as well as the impact of lower voice revenues resulting from the reduction in the billing interval.

Other

As a response to a bid process initiated by Motorola Inc., the Company submitted on August 09, 2009 a preliminary non-binding indication of interest for the potential acquisition of 100% of the issued and outstanding share capital of MIRS Communications Ltd. (“MIRS”). MIRS is a cellular company which operates in Israel using the iDEN technology and whose market share is estimated at 4% to 5%.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “The half-year results for 2009 are in line with the annual guidance we provided in the press release of February 23, 2009.”

[8]	See footnote 5 on page 4.

Mr. Emanuel Avner added: “Last week the Company filed a draft shelf prospectus with the Israeli Securities Authority. Subject to the publication of the shelf prospectus, delivery of a supplemental shelf offering report, and market conditions, the Company intends to issue new debt securities in the second half of 2009. The net proceeds from the issue of debt securities are expected to be used for general corporate purposes, which may include financing of our operating and investing activity, refinancing of outstanding debt and continued dividend distribution, subject to the decision of the Company’s board of directors from time to time.”

“In addition, the Company’s bank credit facility is due to expire at the end of August 2009. The company is in negotiation with the banks to replace the old facility with a new short term committed credit facility which may be used from time to time to support its working capital.

“Looking ahead to the second half of the year, the launch of the Apple iPhoneTM in the coming months is likely to increase the Company’s working capital due to the build-up of inventory and the sale of part of the handsets bundled together with airtime packages as opposed to separate payment for the handsets.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first quarter results on Monday, August 10, 2009, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of August 17, 2009.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects”, “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2009: US $1.00 equals NIS 3.919. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:

Earnings before financial interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications operator (cellular, fixed-line telephony and Internet Services Provider) under the orange™ brand. The Company provides mobile communications services to 2.944 million subscribers in Israel (as of June 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Israel, and operates mobile telecommunications services in Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V. P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2009	December 31, 2008	June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

CURRENT ASSETS
Cash and cash equivalents	167	184	43
Trade receivables	1,146	1,103	292
Other receivables	31	32	8
Inventories	120	125	31
Derivative financial instruments	18	27	4

	1,482	1,471	378

NON CURRENT ASSETS
Trade Receivables	440	417	112
Property and equipment	2,037	1,935	520
Licenses and other intangible assets	1,285	1,261	328
Deferred income taxes	39	81	10

	3,801	3,694	970

TOTAL ASSETS	5,283	5,165	1,348

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2009	December 31, 2008	June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

CURRENT LIABILITIES
Current maturities of long term liabilities and short
term loans	733	568	187
Trade payables	784	819	200
Parent group - trade	4	4	1
Other liabilities	229	294	59
Provisions	29		7
Derivative financial instruments	19	7	5
Dividend payable	237		60
Income tax payable	7	42	2

	2,042	1,734	521

NON CURRENT LIABILITIES
Notes payable	1,270	1,613	324
Liability for employee rights upon retirement, net	44	53	11
Asset retirement obligation	26	23	7
Other liabilities	9	10	2

	1,349	1,699	344

TOTAL LIABILITIES	3,391	3,433	865

EQUITY
Share capital - ordinary shares of NIS 0.01
par value: authorized - December 31, 2008,
and June 30, 2009 - 235,000,000 shares;
issued and outstanding -
December 31, 2008 - 153,419,394 shares
June 30, 2009 - 153,781,429 shares	2	2	1
Capital surplus	2,458	2,446	627
Accumulated deficit	(217)	(365)	(55)
Treasury shares, at cost -
December 31, 2008 and June 30, 2009 - 4,467,990
shares	(351)	(351)	(90)

TOTAL EQUITY	1,892	1,732	483

TOTAL EQUITY AND LIABILITIES	5,283	5,165	1,348

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2009	2008	2009	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)

Revenues	2,926	3,120	1,514	1,539	747	386
Cost of revenues	1,770	1,950	924	947	452	236

Gross profit	1,156	1,170	590	592	295	150

Selling and marketing
expenses	185	204	102	101	47	26
General and administrative
expenses	142	132	69	72	36	18
Other income	39	37	15	28	10	4

Operating profit	868	871	434	447	222	110
Finance income	15	39	10	11	4	3
Finance expenses	89	115	58	67	23	15

Finance costs, net	74	76	48	56	19	12

Profit before income tax	794	795	386	391	203	98
Income tax expenses	210	217	98	109	54	25

Profit for the period	584	578	288	282	149	73

Earnings per share
Basic	3.80	3.69	1.87	1.80	0.97	0.48

Diluted	3.79	3.66	1.86	1.79	0.97	0.48

Weighted average number of
shares outstanding
(in thousands)
Basic	153,553	156,834	153,643	156,380	153,553	153,643

Diluted	154,288	158,136	154,463	157,659	154,288	154,463

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2009	2008	2009	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit for the period	584	578	288	282	149	73
Other comprehensive income (losses)
Actuarial gains (losses) from defined
benefit plan	9	(2)	8		2	2

Other comprehensive income
for the period	593	576	296	282	151	75
Net of tax	(2)	1	(2)		(1)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	591	577	294	282	150	74

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash generated from operations (Appendix)	1,068	1,084	273
Income tax paid	(207)	(198)	(53)

Net cash provided by operating activities	861	886	220

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of property and equipment	(317)	(218)	(81)
Acquisition of intangible assets	(121)	(18)	(31)
Proceeds from (payments for) derivative financial instruments, net	36	(26)	9

Net cash used in investing activities	(402)	(262)	(103)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of stock options granted to employees	12	6	3
Dividend paid	(234)	(500)	(60)
Repayment of capital lease	(5)	(3)	(1)
Purchase of company's shares by the company		(198)
Interest paid	(46)	(45)	(12)
Short term loans	(20)	20	(5)
Repayment of long term bank loans		(21)
Repayment of notes payable	(183)		(47)

Net cash used in financing activities	(476)	(741)	(122)

DECREASE IN CASH AND CASH EQUIVALENTS	(17)	(117)	(5)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	184	148	47

CASH AND CASH EQUIVALENTS AT END OF PERIOD	167	31	42

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	584	578	149
Adjustments for net income for the period:
Depreciation and amortization	251	233	64
Amortization of deferred compensation related to employee
stock option grants, net	10	5	3
Liability for employee rights upon retirement, net		3
Finance costs, net	25	58	6
Gain from change in fair value of derivative
financial instruments	(15)	(4)	(4)
Interest paid	46	45	12
Deferred income taxes	40	18	10
Income tax paid	207	198	53
Capital loss on sale of fixed assets		1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(66)	80	(17)
Other	1	(5)
Increase (decrease) in accounts payable and accruals:
Parent group- trade		4
Trade	22	(87)	7
Other	(7)	(60)	(2)
Income tax payable	(35)	1	(9)
Increase in inventories	5	16	1

Cash generated from operations:	1,068	1,084	273

At June 30, 2009 and 2008, trade payables include NIS 163 million ($42 million) (unaudited) and NIS 162 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30,		6 Month Period Ended June 30,
	2009	2008	2009
	(Unaudited)
	In millions

Net cash provided by operating activities	861	886	220

Liability for employee rights upon retirement		(3)
Accrued interest and exchange and linkage differences on long-term
liabilities	(71)	(103)	(18)
Increase (decrease) in accounts receivable:
Trade	66	(80)	17
Other, including derivative financial instruments	14	9	4
Decrease (increase) in accounts payable and accruals:
Trade	(22)	87	(6)
Shareholder - current account		(4)
Other (excluding tax provision)	213	258	54
Increase (decrease) in inventories	(5)	(16)	(1)
Increase (decrease) in Assets Retirement Obligation	1	(1)
Financial Expenses	69	69	18

EBITDA	1,126	1,102	288

*	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2009 : US $1.00 equals 3.919 NIS.

**	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2008 QUARTERLY STATEMENTS OF INCOME

	New Israeli shekels
	3 month period ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(Unaudited)
	In thousands

Revenues	1,581	1,539	1,629	1,553
Service Revenues	1,336	1,370	1,451	1,389
Equipment Revenues	245	169	178	164
Cost of Revenues	1,003	947	958	960

Gross Profit	578	592	671	593
Selling and Marketing Expenses	103	101	95	89
General and Administrative Expenses	60	72	68	84
Other Income	9	28	14	13

Operating Profit	424	447	522	433
Financial Income	28	11	3
Financial Expenses	48	67	74	37

Financial Costs, net	20	56	71	37

Profit before income tax	404	391	451	396
Income tax expenses	108	109	121	106

Profit for the period	296	282	330	290

APPENDIX: EFFECT OF TRANSITION TO IFRS:

An explanation of how the transition from US GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the Company:

1.	Fair value as deemed cost exemption
The Company has elected to measure property and equipment at fair value as at 1 January 2008. See A Below.

2.	Business combinations exemption
The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2008 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting regime. The adjustments are presented as follows:

a.	Adjustments to the consolidated statements of income for the periods of six and three months ended June 30, 2008.

b.	Adjustments to certain equity items as of June 30, 2008.

c.	The provision of explanations with respect to the above adjustments, together with a description of the exemptions adopted by the Company under IFRS 1 during the course of the transition to the IFRS regime.

Consolidated interim statement of income:

		Six months ended June 30, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)
		New Israeli shekels
	Note	In millions, except per share data

Revenues		3,120		3,120
Cost of revenues	A, B, C	2,070	(120)	1,950

Gross Profit		1,050	120	1,170

Selling and marketing expenses		204		204
General and administrative expenses	H	119	13	132
Other income	H		37	37

Operating profit		727	144	871

Finance income			39	39
Finance expenses			115	115
Finance costs, net	C, F, H	48	(48)

Profit before income tax		679	116	795
Income tax expense	A, C	188	29	217

Profit for the period		491	87	578

Earnings per share
Basic		3.13	0.56	3.69

Diluted		3.11	0.55	3.66

Weighted average number of shares outstanding
(in thousands)
Basic		156,834		156,834

Diluted		157,915	221	158,136

Consolidated interim statement of income:

		Three months ended June 30, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)
		New Israeli shekels
	Note	In millions, except per share data

Revenues		1,539		1,539
Cost of revenues	A, B, C	995	(48)	947

Gross Profit		544	48	592

Selling and marketing expenses		101		101
General and administrative expenses	H	65	7	72
Other income	H		28	28

Operating profit		378	69	447

Finance income			11	11
Finance expenses			67	67
Finance costs, net	C, F, H	32	(32)

Profit before income tax		346	45	391
Income tax expense	A, C	98	11	109

Profit for the period		248	34	282

Earnings per share
Basic		1.58	0.22	1.80

Diluted		1.57	0.22	1.79

Weighted average number of shares outstanding
(in thousands)
Basic		156,380		156,380

Diluted		157,479	180	157,659

Consolidated reconciliation of equity:

	NIS in millions
	Note	Share capital	Capital surplus	Accumulated deficit	Treasury shares	Total

As of June 30, 2008 Reported
under US GAAP (Unaudited)		2	2,556	(912)	(198)	1,448
Effect of adjustments, net for:
Options to employees	G		(256)	256
CPI adjustment - equity	B		135	(135)
Property and equipment	A			171		171
CPI adjustment- licenses	B			40		40
Software adjustment	B			32		32
Liability for employee rights upon retirement	C			10		10
Derivatives	F			(2)		(2)
Asset retirement obligation	E			(6)		(6)

As of June 30, 2008 under IFRS (Unaudited)		2	2,435	(546)	(198)	1,693

A.	Property and equipment

At the transition date, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost, the company made an estimation of the remaining useful life of each significant component of property and equipment. Depreciation is calculated using the straight line method for each individual significant component of an item of property and equipment. See also changes in property and equipment in respect of asset retirement obligation in E below.

As a result, the property and equipment balance increased by NIS 230 million as at June 30, 2008, while the deferred tax balance deriving from the differences in the measurement of the property and equipment for tax purposes decreased compared with the presentation of property and equipment for accounting purposes, by approximately NIS 59 million at June 30, 2008. The Accumulated deficit has decreased on this date by the respective net amount.

The deemed cost evaluation included lengthening of the estimated useful lives of the property and equipment as follows:

	Before evaluation	After evaluation
years

Communications network:
Physical layer and infrastructure	5 - 10	10 - 25

Other Communication network	5 - 10	3 - 15

Computers, hardware and software for
information systems	3 - 7	3 - 10
Office furniture and equipment	7 - 15	7 - 10
Optic fibers and related assets	10 - 15	7 - 25

As a result, the depreciation expenses for the six and three months ended June 30, 2008 had decreased by NIS 118 million, and NIS 48 million respectively. As a result the income tax increased by NIS 28 million, and NIS 11 million for the six and three months ended June 30, 2008, respectively.

B.	Inflation Adjustment

The value of non monetary assets and equity items that were measured on the basis of historical cost under US GAAP, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003; as until that date the Israeli economy was considered hyperinflational according to IFRS, as a result:

1. Capital Surplus increased by NIS 135 million, at June 30, 2008.

2. License intangible asset increased by NIS 53 million at June 30, 2008, while the deferred tax balance deriving from the differences in its measurement tax purposes decreased, by approximately NIS 13 million at June 30, 2008. As a result, the cost of sales increased for the six and three months ended June 30, 2008 by NIS 2 million, and NIS 1 million, respectively.

3. Software intangible asset increased by NIS 42 million at June 30, 2008, while the deferred tax balance deriving from the differences in its measurement tax purposes decreased, by approximately NIS 10 million at June 30, 2008.

C.	Liability for employee rights upon retirement, net

Under US GAAP, the Liability for severance pays for employees’ rights upon retirement was measured by multiplying the years of tenure by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure) at each balance sheet date, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term investments. Under IFRS, the liability for employee rights upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). Under the provisions of IAS 19, the severance pay plan of the Company considered “defined benefit plan” as detailed in IAS 19. Hence, the liability for employee rights upon retirement that arise from the plan is measured on an actuarial basis, and takes into account, among other things, future salary rises and turnover.

The actuarial calculations were performed by an external expert.

In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position presentation.

As a result, the liability for employee rights upon retirement, before deduction the fair value of plan assets, decreased as of June 30, 2008 by NIS 13 million, while the deferred tax balance decreased by approximately NIS 3 million at June 30, 2008.

The Company elected as its accounting policy to recognize actuarial gains (loss) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income.

Actuarial losses in the amounts of NIS 2 million, net of tax, for the period of six months ending June 30, 2008 were charged to other comprehensive income.

Finance income (expenses) in the amounts of NIS (2) million, and NIS (1) million for the six and three months ended June 30, 2008, respectively, were charged to statements of income. Cost of sales decreased for the six and three months ended June 30, 2008 by NIS 4 million, and NIS 1 million respectively. The income tax expense for the six months ended June 30, 2008 increased by NIS 1 million.

D.	Licenses and other intangible assets

1.	The values of the Licenses and other intangible assets have been adjusted for changes in the general purchasing power of the Israeli currency, see B above.

2.	Under US GAAP costs to acquire and to retain telecommunication customers are expensed in the period incurred.

Under IFRS costs to acquire or retain postpaid mobile telecommunication customers, pursuant to a contract with early termination penalties are in some cases capitalized if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to the Company; and (3) such costs can be measured reliably. Subsidies on handsets sales, which are calculated by deducting the customer’s payment toward the handset from the cost of the handset, and sales commissions, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a customer churns off the network within the period, any unamortized customer acquisition or retention costs are written off in the period in which the customer churns.

Accordingly, when handsets are sold to end customers for purpose of acquiring new customers or retaining existing customers, the Company subsidizes the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. As of 2009, the said costs fulfill the above mentioned conditions and therefore the subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs and included in intangible assets.

Costs to acquire pre-paid telecommunication customers are expensed in the period incurred

E.	Asset Retirement Obligation

The Company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. Under US GAAP, the interest rate used for measuring changes in the liability would be the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. Under IFRS, the Company uses a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability in accordance with IAS 37. The application of the exemption of deemed-cost for property and equipment described in note A above resulted that property and equipment were revalued to their fair values at the transition date.

As a result, the provision for asset retirement obligation increased by NIS 9 million as of June 30, 2008; while the deferred tax balance increased by NIS 2 million, as of June 30, 2008.

Property and equipment increased during the six months ended June 30, 2008 by NIS 1 million.

Under US GAAP the provisions were presented as part of other liabilities. Under IFRS the provisions are presented separately on the statement of financial position.

F.	Derivative financial instruments

US GAAP does not require bifurcation of a foreign currency embedded derivative if payment is denominated in the local currency of a substantial party to the contract. Under IFRS, bifurcation is not required also if payments are denominated in any currency that is commonly used to purchase or sell such items in the economic environment in which the transaction takes place. Until December 31 2006, Israel was considered economy which the USD is “commonly used”. Accordingly there are some transaction in which foreign currency embedded derivative was bifurcated under US GAAP but not under IFRS.

The effect of applying IFRS as of June 30, 2008, includes a decrease in current derivative financial assets in the amount of NIS 2 million with corresponding amount (net of tax) to accumulated deficit. As a result, the finance expenses for the six and three months ended June 30, 2008 increased by NIS 2 million, and NIS 1 million, respectively.

Under US GAAP derivative financial instruments were presented in the statement of financial position within other receivables and other liabilities. Under IFRS, the derivatives are financial instruments that are measured at fair value through profit and loss and therefore are presented separately on the statement of financial position.

Hereafter additional differences between US GAAP and IFRS which relate to presentation:

G.	Share based compensation expenses

Under US GAAP, Share based compensation expenses were charged to profit and loss through corresponding increase to capital reserve. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the accumulated deficit. As a result, the balance of the capital reserve decreased as of June 30, 2008, in the amount of NIS 256 million, with against accumulated deficit.

H.	Classification of Finance income and expenses

Under US GAAP, financial income and expenses included interest and exchange differences, and fair value gains and losses on derivative financial instruments were also presented in finance income or loss, at their net value, below the “operating income” line item. Under IFRS, the Company presents interest income on long term receivables as part of normal operations in its statement of income under “other income” above “operating income” line item. Financial income and expenses are presented in two different line items – finance income and expenses, below the “operating income” line item.

As a result, finance income from sale of handsets in installments was reclassified from finance income to other income in the amounts of NIS 37 million, and NIS 28 million for the six and three months ended June 30, 2008. Credit card commission expenses were reclassified from finance expenses to general and administrative expenses in the amounts of NIS 14 million, and NIS 6 million for the six and three months ended June 30, 2008.

According to US GAAP, financial income and expenses are presented net in the income statement. According to IFRS, financial income is disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

I.	Explanation of material adjustments to the statements of cash flow

1. Interest paid in the amounts of NIS 45 million during the six months ended June 30, 2008, that were included in operating cash flows under US GAAP, were classified as financing cash flows under IFRS.

2. Under US GAAP deposits in funds in respect of employee rights upon retirement were recognized as investing cash flows. Under IFRS, these deposits are recognized as operating cash flows. As a result, amount of NIS 1 million for the six months ended June 30, 2008 was reclassified from investing activity to operating activity in the statements of cash flows.

3. Under US GAAP funds paid or received from settlement of derivative financial instruments are classified as operating activity. Under IFRS, these amounts are classified under investing activities. As a result, amount of NIS 26 million, net, paid for derivative financial instruments in the six months ended June 30, 2008, were classified to investing activity.

J.	Other comprehensive income

Under US GAAP the Company had no comprehensive income components other than net income. Therefore, no reconciliation has been presented.

K.	Reclassifications

Certain comparative figures have been reclassified to conform to the current period presentation. The change is immaterial.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

        Dated: August 10, 2009